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                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                     FORM 10-KSB

                          For Period Ended:  December 31, 1995

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing identify the Item(s)
to which the notification relates:  N/A

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Part I--Registrant Information

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     Full Name of Registrant:  DYNATEC INTERNATIONAL, INC.

     SEC File Number:   0-12806

     3594 West 1820 South
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     Address of Principal Executive Office

     Salt Lake City, Utah 84104
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     City, State and Zip Code

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Part II--Rules 12b-25(b) and (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b)    The subject annual report on Form 10-KSB, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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     Registrant is filing the first annual report and financial statements following the change of its fiscal year to a December 31st year-end. The review of necessary items for the prior year (calendar year 1994) has impacted the timing of this filing. The preparation of the accounting information has delayed the final preparation of the financial statements, and the balance of the report. See the accountant's letter attached.

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Part IV--Other Information

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    (1)    Name and telephone number of person to contact in regard to this notification.

    David White                         (801)                 973-9500
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    (Name)                           (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
        X      Yes            No
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     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?            Yes         X      No
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     If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     DYNATEC INTERNATIONAL, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/28/95                          By  David White
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                                               Comptroller


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ATTENTION:  Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

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                                 [LETTERHEAD for]
                            KARTCHNER & PURSER, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS


March 27, 1996



Board of Directors
Dynatec International, Inc.
Salt Lake City, Utah

Dear Directors,

Due to the change in the year-end from June 30 to December 31 and the complexity of the financing arrangement of the cost of the new real estate and building project and the implication this causes on accounting and reporting for this transaction, we are requesting that you ask for an extension from the SEC in filing the financial statements.

Sincerely,


/s/ J. B. Kartchner, P.C.
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Kartchner & Purser, P.C.
Mar3c006